

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

John W. Roblin
Chief Executive Officer
Cover-All Technologies Inc.
55 Lane Road
Fairfield, New Jersey 07004

> **Re: Cover-All Technologies**
> **Post-effective Amendment No. 2 to Form S-1**
> **Filed May 11, 2011**
> **File No. 333-156397**

Dear Mr. Roblin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that this post-effective amendment to your FormS-1 includes only portions of your prospectus. To the extent any changes in the prospectus have been made, all of Part I of the registration statement must be filed. Please refile this post-effective amendment with an entire prospectus, which is updated to the date of filing. See Securities Act Rule 472(b).

2.   Please be sure that each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Selling Stockholders, page 3

3.   We note that you report in this post-effective amendment that the number of shares beneficially owned and offered by the selling shareholders is the same as the number of shares beneficially owned and offered on the date your initial registration statement was taken effective. Please confirm, if true, that no sales were made by the selling shareholders as of the date of this post-effective amendment. To the extent any sales were made by any of the selling shareholders, please revise your document accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief

cc: Via E-mail
         David E. Weiss, Esq.
         Sills Cummis & Gross P.C.